UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 29, 2010 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies, including the Pemex Project Funding Master Trust (which we refer to as the Master Trust), listed in note 2 to the 2009 audited financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 22, 2010, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On December 17, 2010, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 12.4286 = U.S. $1.00.

Selected Financial Data

The selected financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2009 and 2010 have been derived from the unaudited condensed consolidated interim financial statements of PEMEX for the nine-month periods ended September 30, 2009 and 2010, which are included in this report as Annex A.

Pursuant to Financial Reporting Standard (FRS) B-10 “Effects of Inflation” (which we refer to as FRS B-10) commencing January 1, 2008, we no longer use inflation accounting unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican Financial Reporting Standards (which we refer to as Mexican FRS). Because the economic environment in the three-year periods ended December 31, 2008 and 2009 did not qualify as inflationary, we did not use inflation accounting to prepare our consolidated financial statements as of December 31, 2009 and as of September 30, 2009 and 2010. As a result, amounts in this report are presented in nominal terms; however, such amounts do reflect inflationary effects recognized up to December 31, 2007. See notes 3(a) and 3(y) to our 2009 consolidated financial statements included in the Form 20-F for a summary of the effects of the adoption of FRS B-10 and notes 3(e), 3(f), 3(h), 3(p), 3(q), 3(u) and 3(v) to our 2009 consolidated financial statements included in the Form 20-F for a discussion of the inflation accounting rules applied prior to the adoption of FRS B-10.

Selected Financial Data of PEMEX

	At or for the nine months ended September 30,(1)
	2009	2010
	(Unaudited; in millions of pesos)(2)
Statement of Operations Data
Amounts in accordance with Mexican FRS:
Total revenues from sales and services	Ps. 779,355	Ps. 939,017
Operating income	357,937	413,510
Comprehensive financing result, net	(21,922)	(9,624)
Net income (loss) for the period	(29,530)	(21,420)
Balance Sheet Data (end of period)
Amounts in accordance with Mexican FRS:
Cash and cash equivalents	n.a.	121,622
Total assets	n.a.	1,387,850
Long-term debt	n.a.	540,519
Total long-term liabilities	n.a.	1,238,519
Total equity (deficit)	n.a.	(88,548)
Statement of Cash Flows Data
Amounts in accordance with Mexican FRS:
Depreciation and amortization	62,865	70,422
Acquisitions of fixed assets	145,129	134,617
Other Financial Data
Total revenues net of the IEPS tax(3)	779,355	939,017

Note:	n.a. = not available

(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies.
(2)	Stated in nominal pesos.
(3)	Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services), the rate of which was negative in the first nine months of 2009 and 2010. The IEPS tax was therefore not included as part of the sales price of the products sold for these periods.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at September 30, 2010, as calculated in accordance with Mexican FRS.

	At September 30, 2010(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps. 427,971	U.S.$	34,235
Long-term domestic debt	112,548		9,003

Total long-term debt(3)	540,519		43,238

Certificates of Contribution “A”(4)	96,958		7,756
Mexican Government increase in equity of subsidiary entities	180,382		14,429
Equity	3,546		284
Legal reserve	988		79
Donation surplus	2,398		192
Other comprehensive income	5,102		408
Accumulated losses from prior years	(356,502)		(28,518)
Net loss for the period	(21,420)		(1,713)

Total equity (deficit)	(88,548)		(7,083)

Total capitalization	Ps. 451,971	U.S.$	36,155

Note:	Numbers may not total due to rounding.

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.5011 = U.S. $1.00 at September 30, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	As of the date of this report, there has been no material change in the capitalization of PEMEX since September 30, 2010, except for PEMEX’s undertaking of new financings disclosed under “Liquidity and Capital Resources—Financing Activities” in this report.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 112,309 million (U.S. $8,984 million) at September 30, 2010.
(4)	Equity instruments held by the Mexican Government.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—First Nine Months of 2010 Compared to First Nine Months of 2009

The unaudited condensed consolidated interim financial information set forth below was prepared in accordance with Mexican FRS and was not reconciled to United States Generally Accepted Accounting Principles (which we refer to as U.S. GAAP). This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A.

	Nine months ended September 30,
	2009(1)	2010(1)(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 433,960	Ps. 507,706	U.S.	$ 40,613
Export	341,357	427,116		34,166
Services Income	4,038	4,195		336

Total Revenue from Sales and Services	779,355	939,017		75,115
Costs of sales	352,057	450,628		36,047
Total general expenses	69,361	74,879		5,990
Other revenues, net(3)	24,875	58,819		4,705
Comprehensive financing result(4)	(21,922)	(9,624)		(770)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(1,055)	369		30

Income before taxes and duties	359,835	463,074		37,043
Taxes and duties	389,365	484,495		38,756

Net loss for the period	Ps. (29,530)	Ps. (21,420)	U.S.	$ (1,713)

Note:	Numbers may not total due to rounding.

(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 12.5011 = U.S. $1.00 at September 30, 2010. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the IEPS tax in the first nine months of 2009 and 2010, when the IEPS tax rate was negative.
(4)	Includes exchange rate losses in the amount of Ps. 931 million in the first nine months of 2009 and exchange rate gains in the amount of Ps. 15,865 million in the first nine months of 2010.

Source:	PEMEX’s unaudited condensed consolidated interim financial statements.

Sales

Total revenue from sales and services increased by 20.5% in the first nine months of 2010, to Ps. 939.0 billion, from Ps. 779.4 billion in the first nine months of 2009. The increase in total sales resulted primarily from increases in prices of crude oil exports, petroleum products, dry natural gas and petrochemical products.

Domestic Sales

Domestic sales increased by 17.0% in the first nine months of 2010, from Ps. 434.0 billion in the first nine months of 2009 to Ps. 507.7 billion in the first nine months of 2010, primarily due to increases in the prices of petroleum products, dry natural gas and petrochemical products.

Domestic sales of petroleum products increased by 15.0% in the first nine months of 2010, from Ps. 373.9 billion in the first nine months of 2009 to Ps. 430.1 billion in the first nine months of 2010, primarily due to higher gasoline prices and increased sales volumes of gasoline, fuel oil and diesel.

Domestic sales of dry natural gas increased by 22.8% in the first nine months of 2010, from Ps. 43.8 billion in the first nine months of 2009 to Ps. 53.8 billion in the first nine months of 2010, primarily due to an increase in the sales price of dry natural gas.

Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 46.9%, from Ps. 16.2 billion in the first nine months of 2009 to Ps. 23.8 billion in the first nine months of 2010, primarily due to higher prices and increased sales volumes for the main petrochemical products sold by PEMEX.

Export Sales

Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 25.1%, from Ps. 341.4 billion in the first nine months of 2009 to Ps. 427.1 billion in the first nine months of 2010, primarily due to an increase in the price of crude oil exports, which was partially offset by the appreciation of the Mexican peso against the U.S. dollar during the first nine months of 2010.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates (which we refer to as the PMI Group), export sales by the subsidiary entities to the PMI Group and third parties increased by 30.1%, from Ps. 282.5 billion in the first nine months of 2009 to Ps. 367.4 billion in the first nine months of 2010. In dollar terms, excluding the trading activities of the PMI Group, total export sales increased by 38.5%, from U.S. $20.8 billion in the first nine months of 2009 to U.S. $28.8 billion in the first nine months of 2010.

Crude oil and condensate export sales accounted for 87.1% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2010, as compared to 84.6% in the first nine months of 2009. Crude oil and condensate export sales increased in peso terms by 33.9%, from Ps. 238.9 billion in the first nine months of 2009 to Ps. 320.0 billion in the first nine months of 2010, primarily due to an increase in the weighted average price of the Mexican crude oil export mix.

Export sales of petroleum products represented 12.1% of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2010, as compared to 14.6% in the first nine months of 2009. Export sales of petroleum products increased by 7.5%, from Ps. 41.4 billion in the first nine months of 2009 to Ps. 44.5 billion in the first nine months of 2010, primarily due to increases in prices and export volumes.

Export sales of natural gas represented 0.1% of total export sales (excluding the trading activities of the PMI Group) in the first nine months of 2010, as compared to 0.4% in the first nine months of 2009. Export sales of natural gas decreased by 60.0%, from Ps. 1.0 billion in the first nine months of 2009 to Ps. 0.4 billion in the first nine months of 2010, due to reduced availability, as a result of higher demand in the Mexican electricity sector.

Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in the first nine months of 2009 and 2010 (0.4% and 0.7%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) increased by 100.0%, from Ps. 1.2 billion in the first nine months of 2009 to Ps. 2.4 billion in the first nine months of 2010, primarily as a result of increases in prices and export volumes.

Services Income

Services income increased by 5.0% in the first nine months of 2010, from Ps. 4.0 billion in the first nine months of 2009 to Ps. 4.2 billion in the first nine months of 2010, mainly as a result of an increase in the amount of freight services provided to third parties by Pemex-Refining.

Costs of Sales

Costs of sales increased by 28.0%, from Ps. 352.1 billion in the first nine months of 2009 to Ps. 450.6 billion in the first nine months of 2010. This increase was primarily due to a Ps. 66.8 billion increase in the cost of products imported by PEMEX for sale in Mexico, mainly gasoline, diesel and naphtha, a Ps. 21.5 billion negative inventory variation, a Ps. 10.3 billion increase in the net cost of employee benefits and a Ps. 5.5 billion increase in amortization of wells, as a result of greater investments in wells, which were only partially offset by a Ps. 6.4 billion decrease in maintenance expenses.

Total General Expenses

Total general expenses increased by 8.0%, from Ps. 69.4 billion in the first nine months of 2009 to Ps. 74.9 billion in the first nine months of 2010. This increase was primarily due to a Ps. 5.7 billion increase in the net cost of employee benefits for the period.

Other Revenues, Net

Other revenues, net, increased by Ps. 33.9 billion, or 136.1%, from net revenues of Ps. 24.9 billion in the first nine months of 2009 to net revenues of Ps. 58.8 billion in the first nine months of 2010, primarily due to a larger IEPS tax credit, which amounted to Ps. 57.4 billion in the first nine months of 2010, as compared to Ps. 17.7 billion in the first nine months of 2009.

Comprehensive Financing Result

Under Mexican FRS, comprehensive financing result reflects interest income (including gains and losses on certain derivative instruments), interest expense, and foreign exchange gain or loss. A substantial portion of our indebtedness (78.2% as of September 30, 2010) is denominated in U.S. dollars, so an appreciation of the Mexican peso against the U.S. dollar results in a foreign exchange gain and lower peso-denominated interest expense.

Our expenses associated with comprehensive financing result decreased from Ps. 21.9 billion in the first nine months of 2009 to Ps. 9.6 billion in the first nine months of 2010, primarily due to our foreign currency exchange gains, which increased by Ps. 16.8 billion in the first nine months of 2010, from a net loss of Ps. 0.9 billion in the first nine months of 2009 to a net gain of Ps. 15.9 billion in the first nine months of 2010, primarily as a result of a greater appreciation of the Mexican peso against the U.S. dollar and euro during the first nine months of 2010, as compared to the same period of 2009. This decrease in our expenses associated with comprehensive financing was partially offset by a Ps. 4.8 billion increase in our net interest expense (including the expense associated with financial products) during the first nine months of 2010, as compared to the first nine months of 2009, primarily as a result of net unrealized losses on derivative financial instruments treated as non-hedges.

Taxes and Duties

Hydrocarbon extraction duties and other duties and taxes paid increased by 24.4%, from Ps. 389.4 billion in the first nine months of 2009 to Ps. 484.5 billion in the first nine months of 2010, largely due to higher crude oil, natural gas and petroleum products prices, which were only partially offset by lower production volumes. Taxes and duties represented 51.6% of total revenues from sales and services in the first nine months of 2010, as compared to 50.0% in the first nine months of 2009, primarily due to an increase in the Derecho Ordinario sobre Hidrocarburos (Ordinary Hydrocarbons Duty).

Net Loss

In the first nine months of 2010, we reported a net loss of Ps. 21.4 billion on Ps. 939.0 billion in total revenues, as compared to a net loss of Ps. 29.5 billion on Ps. 779.4 billion in total revenues in the first nine months of 2009. This decrease in net loss is primarily explained by a 28.7% increase in income before taxes and duties as a result of higher crude oil, natural gas and petroleum products prices, as well as a larger IEPS tax credit.

Liquidity and Capital Resources

Commitments for Capital Expenditures and Sources of Funding

A number of our financing agreements contain restrictions on (a) our ability to create liens on our assets to secure external indebtedness, subject to certain exceptions, (b) our ability to enter into forward sales of crude oil or natural gas, receivables financings and advance payment arrangements, subject to certain baskets, and (c) our ability to merge or consolidate with other entities or to sell all or substantially all of our assets. In addition, a number of our financing agreements contain events of default, including an event of default if the Mexican Government ceases to control Petróleos Mexicanos, or if Petróleos Mexicanos or any of Pemex-Exploration and Production, Pemex-Refining or Pemex-Gas and Basic Petrochemicals ceases to have the exclusive right and authority to conduct the petroleum industry on behalf of Mexico. At September 30, 2010 and as of the date of this report, we were not in default on any of our financing agreements.

Financing Activities

During the period from June 1 to September 30, 2010, Petróleos Mexicanos obtained U.S. $53.7 million in nominal terms in loans made or guaranteed by various international export credit agencies for use in financing our projects.

In addition, PEMEX has participated in the following financing activities from June 1 to September 30, 2010:

•	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000,000 of its 5.50% Notes due 2021; the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.625% Bonds due 2035. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000,000 of its 6.625% Perpetual Bonds; the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

During the period from October 1 to December 22, 2010, Petróleos Mexicanos obtained U.S. $1.9 billion in nominal terms in loans made or guaranteed by various international export credit agencies for use in financing our projects.

In addition, PEMEX has participated in the following financing activities from October 1 to December 22, 2010:

•

On October 12, 2010, Petróleos Mexicanos redeemed U.S. $1,740,402,000 principal amount of outstanding 7.75 per cent. Guaranteed Perpetual Bonds originally issued on September 28, 2004 by the Master Trust.

•

On October 20, 2010, Petróleos Mexicanos issued U.S. $250,000,000 of its 6.625% Perpetual Bonds. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000,000 Medium-Term Notes Program, Series C.

•

On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000,000; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR). The facility matures in 2013 and can be extended twice for a period of one year per extension.

•	On November 18, 2010, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $2,000,000,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

On December 22, 2010, Petróleos Mexicanos intends to increase the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $22,000,000,000.

Funds from Operating, Financing and Investing Activities

Our net cash flows from operating activities were Ps. 80.4 billion in the first nine months of 2010, 26.5% less than the Ps. 109.4 billion of net cash flows from operating activities in the first nine months of 2009, primarily due to taxes and duties corresponding to our 2009 results that were paid during 2010. Our net cash flows used for investing activities during the first nine months of 2010 were Ps. 132.8 billion, mainly corresponding to acquisitions of fixed assets.

At September 30, 2010, our cash and cash equivalents totaled Ps. 121.6 billion.

For a description of our commitments for capital expenditures and sources of funding, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F.

Indebtedness

As of September 30, 2010, our total indebtedness was U.S. $52.2 billion, U.S. $43.2 billion of which was long-term debt and U.S. $9.0 billion of which was short-term debt. Approximately 38.5% of our total indebtedness as of September 30, 2010 accrues interest at variable rates.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2009		2010
Operating Highlights
Production
Crude oil (tbpd)		2,608		2,584
Natural gas (mmcfpd)		6,539		6,353
Petroleum products (tbpd)		1,463		1,405
Petrochemicals (mt)(1)		6,035		6,781

Average crude oil exports (tbpd)
Olmeca		126		209
Isthmus		14		55
Maya(2)		1,077		1,051

Total(3)		1,217		1,315

Value of crude oil exports (value in millions of U.S. dollars)(3)	U.S. $	17,612	U.S. $	25,217

Average PEMEX crude oil export prices per barrel(4)
Olmeca	U.S. $	60.57	U.S. $	77.63
Isthmus		60.48		75.32
Maya		52.00		68.53
Weighted average price(5)		52.99		70.26

Monthly average West Texas Intermediate crude oil average price per barrel(6)	U.S. $	57.22	U.S. $	77.54

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
mt = thousands of tons

(1)	Excludes ethane and butane gases.
(2)	Subject to adjustment to reflect the percentage of water in each shipment.
(3)	The volume and value of crude oil exports reflects customary adjustments by PMI on December 8, 2010 to reflect the percentage of water in each shipment.
(4)	Average price during period indicated based on billed amounts.
(5)	On December 21, 2010, the weighted average price of PEMEX’s crude oil export mix was U.S. $82.52 per barrel.
(6)	On December 21, 2010, the West Texas Intermediate crude oil spot price was U.S. $89.09 per barrel.

Source:	Petróleos Mexicanos.

Crude oil production decreased by 0.9% in the first nine months of 2010, from 2,608 thousand barrels per day in the first nine months of 2009 to 2,584 thousand barrels per day in the first nine months of 2010, primarily due to the natural decline of the Cantarell project, as well as the shut-down of wells in that project due to an increase in the oil-gas ratio. This decrease in crude oil production, which was primarily composed of heavy crude oil, was partially offset by an increase in extra-light crude oil production, mainly as a result of the completion of wells at the Delta del Grijalva project in the Southern region and the Integral Yaxché project in the Southwestern Marine region.

Natural gas production decreased by 2.8% in the first nine months of 2010, from 6,539 million cubic feet per day in the first nine months of 2009 to 6,353 million cubic feet per day in the first nine months of 2010. This decrease was a result of lower associated gas production because of optimization works in the transition zone at the Cantarell project.

Petroleum products production decreased by 4.0% in the first nine months of 2010, from 1,463 thousand barrels per day in the first nine months of 2009 to 1,405 thousand barrels per day in the first nine months of 2010. This decrease was primarily as a result of reduced crude oil processing due to maintenance activity.

Petrochemical production increased by 12.4% in the first nine months of 2010, from 6,035 thousand tons in the first nine months of 2009 to 6,781 thousand tons in the first nine months of 2010. This increase was primarily a result of increases in the production of methane derivatives, ethane derivatives and the propylene and derivatives chain during the first nine months of 2010, which were only partially offset by decreased production of the aromatics and derivatives chain.

Refining

Potential Importation of Crude Oil

On August 24, 2010, Mr. Juan José Suarez Coppel, the Director General of Petróleos Mexicanos, announced that in order to comply with certain requirements of the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), PEMEX is evaluating the possibility of importing a specific quality of crude oil in order to increase the efficiency of its refining assets, thereby optimizing the upstream division of its business. PEMEX’s decision as to whether to import such quality of crude oil will depend on further cost-benefit analysis of the issue.

Transportation and Distribution

Pipeline Explosion

On December 19, 2010, a pipeline carrying crude oil exploded in the town of San Martín Texmelucan in the State of Puebla. According to a preliminary report released by the State of Puebla’s Office of Civil Protection on December 20, 2010, 28 people were killed, 52 people were injured and 115 homes were damaged or destroyed as a result of the explosion. As of the date of this report, PEMEX is cooperating with authorities to investigate the cause of this explosion, as well as the extent of the resulting damages. See “Business Overview—Transportation and Distribution” in the Form 20-F for more details regarding our pipeline network and “Environmental Regulation—PEMEX’s Internal Monitoring” in the Form 20-F for a description as to how we have dealt with major incidents in the past.

Directors, Senior Management and Employees

On June 30, 2010, the Boards of Directors of the four subsidiary entities, each composed in accordance with the Petróleos Mexicanos Law, were installed.

The President of the United Mexican States (which we refer to as Mexico) appointed the following members to the Board of Directors of Pemex-Exploration and Production:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Exploration and Production and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Exploration and Production and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Exploration and Production and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Exploration and Production and Undersecretary of Hydrocarbons of the Secretaría de Energía (Ministry of Energy);

•

Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Exploration and Production and Undersecretary of Disbursements of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit);

•	Mr. Fausto Barajas Cummings, Board member of Pemex-Exploration and Production and Technical Secretary of Infrastructure and Tourism of the President’s Office;

•	Mr. Jaime Enrique Zabludowsky Kuper, professional member of the Board of Directors of Pemex-Exploration and Production; and

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Pemex-Exploration and Production and professional member of the Board of Directors of Petróleos Mexicanos.

The President of Mexico appointed the following members to the Board of Directors of Pemex-Refining:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Refining and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Refining and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Refining and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Refining and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Refining and Undersecretary of Disbursements of the Ministry of Finance and Public Credit;

•	Mr. Antonio Vivanco Casamadrid, Board Member of Pemex-Refining and Chief of Staff of the President of Mexico;

•	Mr. Ricardo Samaniego Breach, professional member of the Board of Directors of Pemex-Refining; and

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Pemex-Refining and professional member of the Board of Directors of Petróleos Mexicanos.

The President of Mexico appointed the following members to the Board of Directors of Pemex-Gas and Basic Petrochemicals:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Gas and Basic Petrochemicals and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Gas and Basic Petrochemicals and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Gas and Basic Petrochemicals and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Gas and Basic Petrochemicals and Undersecretary of Disbursements of the Ministry of Finance and Public Credit;

•	Mr. Fausto Barajas Cummings, Board member of Pemex-Gas and Basic Petrochemicals and Technical Secretary of Infrastructure and Tourism of the President’s Office;

•	Ms. María de Lourdes Dieck Assad, professional member of the Board of Directors of Pemex-Gas and Basic Petrochemicals; and

•	Mr. Fluvio César Ruiz Alarcón, professional member of the Board of Directors of Pemex-Gas and Basic Petrochemicals and professional member of the Board of Directors of Petróleos Mexicanos.

The President of Mexico appointed the following members to the Board of Directors of Pemex-Petrochemicals:

•	Mr. Juan José Suárez Coppel, Chairman of the Board of Directors of Pemex-Petrochemicals and Director General of Petróleos Mexicanos;

•	Mr. Carlos Rafael Murrieta Cummings, Board member of Pemex-Petrochemicals and Corporate Director of Operations of Petróleos Mexicanos;

•	Mr. Carlos Alberto Treviño Medina, Board member of Pemex-Petrochemicals and Chief Financial Officer of Petróleos Mexicanos;

•	Mr. Mario Gabriel Budebo, Board member of Pemex-Petrochemicals and Undersecretary of Hydrocarbons of the Ministry of Energy;

•	Mr. Dionisio Arturo Pérez-Jácome Friscione, Board member of Pemex-Petrochemicals and Undersecretary of Disbursements of the Ministry of Finance and Public Credit;

•	Mr. Fausto Barajas Cummings, Board member of Pemex-Petrochemicals and Technical Secretary of Infrastructure and Tourism of the President’s Office;

•	Ms. María de Lourdes Dieck Assad, professional member of the Board of Directors of Pemex- Petrochemicals; and

•	Mr. Fluvio César Ruiz Alarcón, professional member of the Board of Directors of Pemex-Petrochemicals and professional member of the Board of Directors of Petróleos Mexicanos.

On July 13, 2010, the Board of Directors of Petróleos Mexicanos appointed the following members to the Audit and Performance Evaluation Committee of Petróleos Mexicanos:

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Audit and Performance Evaluation Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. Fluvio César Ruíz Alarcón, professional member of the Board of Directors of Petróleos Mexicanos.

On the same date, the Board of Directors of Petróleos Mexicanos appointed the following members to the Environmental and Sustainability Committee of Petróleos Mexicanos:

•	Mr. Rogelio Gasca-Neri, professional member of the Board of Directors of Petróleos Mexicanos and Chairman of the Environmental and Sustainability Committee;

•	Mr. Héctor Moreira Rodríguez, professional member of the Board of Directors of Petróleos Mexicanos; and

•	Mr. José Fortunato Álvarez Enríquez, professional member of the Board of Directors of Petróleos Mexicanos.

On July 29, 2010, pursuant to the Collective Bargaining Agreement, Petróleos Mexicanos and the Sindicato de Trabajadores Petroleros de la República Mexicana (Petroleum Workers’ Union of the Mexican Republic, or the Union) agreed to a 4.9% increase in wages and a 0.41% increase in other benefits, which became effective August 1, 2010. In addition, Petróleos Mexicanos and the Union entered into a Productivity Agreement, which contemplates a 1.11% increase in productivity, including a commitment to generate savings totaling at least Ps. 1.0 billion over the next 12 months.

On November 16, 2010, Mr. Iván Aleksei Alemán Loza was appointed Acting General Counsel of Petróleos Mexicanos, replacing Mr. José Néstor García Reza.

On December 14, 2010, Mr. Carlos Alberto Treviño Medina was appointed Corporate Director of Administration of Petróleos Mexicanos, replacing Mr. Esteban Levin Balcells. On the same date, Mr. Ignacio Quesada Morales was appointed Chief Financial Officer of Petróleos Mexicanos, replacing Mr. Carlos Alberto Treviño Medina. These appointments will take effect on January 16, 2011.

Integral Services Contracts

On November 24, 2010, the Board of Directors of Petróleos Mexicanos approved the entering into by Pemex-Exploration and Production of integral services contracts in its program to increase production in the Santuario, Carrizo and Magallanes fields, which are mature fields located in the Southern Region of Mexico. In addition, PEMEX currently anticipates later tendering such contracts to mature fields in the Northern Region, Chicontepec and the deep waters of the Gulf of Mexico. The hydrocarbons reserves located in and extracted from these fields will continue to be exclusively owned by Mexico and any wells, pipelines and other facilities located in these fields will continue to be exclusively owned by Pemex-Exploration and Production. Pursuant to the energy reforms adopted by the Mexican Congress in 2008, PEMEX will in these contracts be able to give service providers incentive payments on a per-barrel fee basis, plus cost recovery. See “Item 4—Information on the Company—History and Development” in the Form 20-F for more details regarding these reforms.

Previously, the Chamber of Deputies of the Mexican Congress challenged the provisions of the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law) that authorized PEMEX to establish the incentive payments in the integral services contracts, arguing that such provisions were unconstitutional.

However, on December 2, 2010, the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation) unanimously rejected this challenge and held that these provisions of the Regulations to the Petróleos Mexicanos Law are constitutional. However, as of the date of this report, this final ruling has not yet been published.

Legal Proceedings

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

As of the date of this report, we are involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of September 30, 2010 totaled approximately Ps. 59.6 billion. As of September 30, 2010, we had accrued a reserve of Ps. 13.9 billion for these contingent liabilities.

In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of approximately U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking approximately U.S. $116 million. A hearing to determine the amounts due to each party was held in August 2010. On October 18, 2010 a motion was filed by ICA experts regarding the amounts due to each party. In November 2010, a hearing was held in connection with this motion. As of the date of this report, a final determination of the amounts due to each party is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of approximately U.S. $319.9 million and approximately Ps. 37.2 million. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking damages of U.S. $125.9 million and Ps. 41.5 million. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293.6 million and approximately Ps. 34.5 million, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5.7 million, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On July 1, 2010, a hearing was held in New York, at which each party filed additional briefs. In addition, Pemex-Exploration and Production filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was subsequently denied. On July 14, 2010, Pemex-Exploration and Production filed an appeal against this ruling before the Juzgado Décimo de Distrito en Materia Civil (Tenth Civil District Court) in the Federal District (No. 604/2010). A constitutional hearing was held on September 3, 2010. As of the date of this report, the resolution of this appeal is still pending.

On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. Pemex-Exploration and Production filed a complaint asserting that the judge had not considered a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating that the gas connected to the fields in question is considered a hydrocarbon of Mexico and, therefore, may only be exploited by Petróleos Mexicanos and its subsidiary entities. As of the date of this report, this trial has been suspended as a result of the complaint filed by Pemex-Exploration and Production.

In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately

Ps. 4.6 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. Pemex-Exploration and Production is reviewing the Administrative Taxation Service’s findings in order to file a response.

In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately Ps. 1.5 billion (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. Pemex-Refining is reviewing the Administrative Taxation Service’s findings in order to file a response.

On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490.9 million for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was considered and the principal claim was suspended. On June 21, 2010, the evidence filed by the defendants was admitted. As of the date of this report, a hearing to analyze this evidence is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (TGT) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms. As of the date of this report, a final award is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896.9 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995.1 million plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before the Tribunal Unitario del Décimo Circuito (Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately Ps. 393 million for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89.0 million. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an amparo (D.C. 03/2010) before the Décimo Tribunal Colegiado en Material Civil (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an amparo (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff’s. The court ordered that the pleadings filed by the plaintiff be analyzed. On July 13, 2010 the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unitary Civil and Administrative Court of the First Circuit) in the Federal District issued a judgment ordering Pemex-Refining to pay Ps. 83.3 million plus financial expenses. On August 30, 2010, Pemex-Refining filed an amparo before the Tenth Joint Civil Court. As of the date of this report, a final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently No. 1085/2009 before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations. A hearing scheduled for October 16, 2010 postponed pending the resolution of a complaint filed by Bardahl on June 22, 2010. As of the date of this report, a new date for this hearing has not yet been determined.

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in the Federal District, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit), which was denied on July 7, 2010, thereby concluding this matter.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Federal Attorney General’s Office for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25.8 million in damages as a result of this alleged fraud. The Federal Attorney General’s Office investigated the matter and issued an expert’s opinion with respect to the damages suffered by Pemex-Refining. Pemex-Refining issued its own expert’s opinion based on the findings of the Federal Attorney General’s Office. As of the date of this report, the Federal Attorney General’s experts are reviewing the opinion issued by Pemex-Refining’s expert.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit, who affirmed the judgment in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this judgment. As of the date of this report, a final resolution is still pending.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related damages. The plaintiff’s expert claims that Bardahl’s damages total up to Ps. 18,008 million, while the defendants’ expert claims that there are no damages. An independent expert issued an opinion stating that Bardahl’s damages total up to Ps. 6.2 million. Pemex-Refining has filed a motion objecting to this independent expert’s opinion. As of the date of this report, a final resolution of this motion is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing was held at the end of October 2010. As of the date of this report, the results from the constitutional hearing are pending.

United Mexican States

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 5.8% in real annual terms during the first nine months of 2010, as compared with the same period of 2009. The agriculture, forestry, fishing and hunting sector grew by 4.4%; the mining sector grew by 2.7%; the utilities sector grew by 2.3%; the manufacturing sector grew by 11.2%; the wholesale and retail trade sector grew by 14.8%; the transportation and warehousing sector grew by 7.6%; the information sector grew by 5.3%; the finance and insurance sector grew by 2.1%; the real estate, rental and leasing sector grew by 1.8%; management of companies and enterprises increased by 1.1%; administrative and support and waste management and remediation services grew by 0.8%; education services grew by 4.3%; arts, entertainment and recreation grew by 1.0%; accommodation and food services grew by 4.2%; and public administration grew by 4.7%, each in real annual terms as compared to the first nine months of 2009. However, the construction sector decreased by 1.4%; professional, scientific and technical services decreased by 3.3%; health care and social assistance decreased by 2.7%; and other services (except public administration) decreased by 0.1%, each in real annual terms as compared to the first nine months of 2009.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	First nine months of 2010(1) (2)
GDP (constant 2003 prices)	3.2%	5.2%	3.3%	1.5%	(6.1)%	5.8%
Primary Activities:
Agriculture, forestry, fishing and hunting	(2.6)	6.3	2.3	1.2	(2.0)	4.4
Secondary Activities:
Mining	(0.3)	1.4	(0.2)	(1.5)	(2.4)	2.7
Utilities	2.0	12.2	3.7	(2.3)	2.0	2.3
Construction	3.9	7.8	4.4	3.1	(6.4)	(1.4)
Manufacturing	3.6	5.9	1.7	(0.7)	(9.8)	11.2
Tertiary activities:
Wholesale and retail trade	4.6	6.5	5.0	2.1	(14.1)	14.8
Transportation and warehousing	3.6	5.8	3.7	0.0	(6.5)	7.6
Information	8.6	10.7	11.6	8.0	0.8	5.3
Finance and insurance	22.9	16.3	13.9	15.5	(6.6)	2.1
Real estate, rental and leasing	2.3	4.1	3.1	3.0	(1.0)	1.8
Professional, scientific and technical services	3.6	3.0	3.1	3.0	(5.1)	(3.3)
Management of companies and enterprises	4.8	20.1	(3.0)	14.0	(8.1)	1.1
Administrative support, waste management and remediation services	3.6	3.7	3.1	1.6	(4.8)	0.8
Education services	2.1	0.1	1.9	0.8	0.5	4.3
Health care and social assistance	1.8	7.8	2.5	(1.5)	0.8	(2.7)
Arts, entertainment and recreation	0.7	2.3	3.1	1.5	(4.6)	1.0
Accommodation and food services	0.8	1.6	2.6	0.9	(7.7)	4.2
Other services (except public administration)	2.2	3.3	3.9	0.7	(0.7)	(0.1)
Public administration	2.1	0.1	1.7	1.2	4.6	4.7

Note:	Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	Figures for the first nine months of 2010 are annualized and compared to the same period of 2009.

Source:	National Institute of Statistics, Geography and Informatics.

Prices and Wages

For the first eleven months of 2010, inflation was 3.9%, 0.7 percentage points higher than for the same period of 2009.

Unemployment Rate

At October 31, 2010, the unemployment rate was 5.7%, as compared to an unemployment rate of 4.8% at December 31, 2009.

Interest Rates

During the first eleven months of 2010, interest rates on 28-day Cetes averaged 4.4 % and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.5% and on 91-day Cetes of 5.6% during the same period of 2009. On December 9, 2010, the 28-day Cetes rate was 4.2% and the 91-day Cetes rate was 4.5%.

Principal Sectors of the Economy

Tourism Sector

During the first nine months of 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $9.1 billion, representing a 7.7% increase as compared to the same period of 2009. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $7.1 billion in the first nine months of 2010, a 10.8% increase as compared to the same period of 2009. The number of tourists to the interior of Mexico in the first nine months of 2010 totaled 9.7 million, a 12.8% increase as compared to the same period of 2009. The average expenditure per tourist to the interior of Mexico decreased by 1.1% to U.S. $731.9, as compared to the same period of 2009. During the first nine months of 2010, expenditures by Mexican tourists abroad amounted to U.S. $3.3 billion, a 7.9% increase as compared to the same period of 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $5.3 billion. The tourism balance recorded a surplus of U.S. $3.8 billion in the first nine months of 2010, an increase of 11.9% from the U.S. $3.4 billion surplus recorded in the same period of 2009.

Financial System

2010 Monetary Program

Consistent with Mexico’s monetary program for 2009, Mexico’s monetary program for 2010 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2010. Mexico’s monetary program for 2010 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

At October 31, 2010, the M1 money supply increased by 4.4% in real terms, as compared to the M1 money supply at October 31, 2009. This increase was driven by higher amounts of bills and coins held by the public. The amount of bills and coins held by the public at October 31, 2010 increased by 7.4% in real terms, as compared to October 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at October 31, 2010 was 3.5% greater in real terms than the amount of checking account deposits denominated in pesos at October 31, 2009.

At October 31, 2010, financial savings were 8.7% greater in real terms than financial savings at October 31, 2009. Savings generated by Mexican residents were 4.2% greater in real terms and savings generated by non-residents were 81.2% greater in real terms at October 31, 2010 than their respective levels at October 31, 2009.

At December 12, 2010, the monetary base totaled Ps. 653.9 billion, a 3.5% nominal increase from the level of Ps. 632.0 billion at December 31, 2009, due to increased demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of December 13, 2010, the overnight funding rate remained at 4.50%.

The Securities Market

At December 13, 2010, the Mexican Stock Market Index stood at 37,894.34 points, representing an 18.0% increase from the level at December 31, 2009.

Banking Supervision and Support

At October 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 51.3 billion, as compared with Ps. 60.6 billion at December 31, 2009. At October 31, 2010, the total loan portfolio of the banking system was 2.6% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.5% at October 31, 2010, as compared to a ratio of 3.1% at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 101.2 billion at October 31, 2010, as compared to Ps. 105.3 billion at December 31, 2009. As a result, commercial banks had reserves covering 197.1% of their past-due loans at October 31, 2010, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first ten months of 2010, Mexico registered a trade deficit of U.S. $2.8 billion, as compared with a trade deficit of U.S. $4.4 billion for the same period of 2009. Merchandise exports increased by 32.0% during the first ten months of 2010 to U.S. $243.3 billion, as compared to U.S. $184.3 billion for the same period of 2009. During the first ten months of 2010, petroleum exports increased by 36.5%, while non-petroleum exports increased by 31.3%, each as compared with the petroleum and non-petroleum export totals, respectively, of the same period of 2009. Exports of manufactured goods, which represented 82.7% of total merchandise exports, increased by 31.9% during the first ten months of 2010, as compared with exports of manufactured goods during the same period of 2009.

According to preliminary figures, during the first ten months of 2010, total imports increased by 30.4% to U.S. $246.1 billion, as compared to U.S. $188.7 billion for the same period of 2009. During the first ten months of 2010, imports of intermediate goods increased by 36.7%, imports of capital goods decreased by 2.0% and imports of consumer goods increased by 27.9%, each as compared to the same period of 2009.

Balance of International Payments

According to preliminary figures, during the first nine months of 2010, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $2.9 billion, as compared to a deficit of U.S. $5.6 billion for the same period of 2009. The capital account registered a U.S. $25.2 billion surplus in the first nine months of 2010, as compared with a U.S. $1.9 billion surplus in the same period of 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $27.1 billion during the first nine months of 2010, and was composed of foreign direct investment totaling U.S. $14.4 billion and net foreign portfolio investment in-flows totaling U.S. $12.7 billion.

At November 12, 2010, Mexico’s international reserves totaled U.S. $110.4 billion, an increase of U.S. $19.6 billion as compared to international reserves at December 31, 2009. At November 12, 2010, the net international assets of Banco de México totaled U.S. $116.3 billion, an increase of U.S. $16.4 billion as compared to net international assets at December 31, 2009.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to December 13, 2010, Banco de México auctioned an aggregate of U.S. $6.0 billion in options through this mechanism, and, as of December 7, 2010, Banco de México had purchased an aggregate of U.S. $4.0 billion from holders upon the exercise of these options.

Exchange Controls and Foreign Exchange Rates

During the first eleven months of 2010, the monthly average peso/dollar exchange rate was Ps. 12.6523 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on December 13, 2010 (which took effect on the second business day thereafter) was Ps. 12.3869 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, the public sector balance registered a deficit of Ps. 176.8 billion in nominal pesos during the first nine months of 2010, as compared to a deficit of Ps. 122.1 billion in nominal pesos during the same period of 2009. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 8.2 billion during the first nine months of 2010, as compared to a surplus of Ps. 52.3 billion during the same period of 2009.

According to preliminary figures, during the first nine months of 2010, public sector budgetary revenues totaled Ps. 2,097.0 billion in nominal pesos, a 0.1% increase in real terms, as compared to the same period of 2009.

According to preliminary figures, during the first nine months of 2010, crude oil revenues increased by 4.9% in real annual terms as compared to the same period of 2009, primarily as a result of a 41.2% increase in the price of crude oil exports, which was partially offset by a 1.3% decrease in crude oil production. Non-tax revenues, excluding those from PEMEX, decreased as a percentage of total public sector budgetary revenues from approximately 11.6% during the first nine months of 2009 to approximately 4.4% during the first nine months of 2010.

According to preliminary figures, during the first nine months of 2010, net public sector budgetary expenditures increased by 2.2% in real terms as compared to the same period of 2009. During the first nine months of 2010, public sector financing costs decreased by 13.6% in real terms as compared to the same period of 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during the first nine months of 2010.

At September 30, 2010, the Oil Revenues Stabilization Fund totaled Ps. 16.5 billion, the Federal Entities Revenue Stabilization Fund totaled Ps. 6.2 billion, the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 11.1 billion and the Fund to Support Pension Restructuring totaled Ps. 60.4 billion.

2011 Budget and Fiscal Package

On September 8, 2010, the Executive Branch submitted the proposed Federal Annual Revenue Law for 2011 and the Federal Expenditure Budget for 2011 to the Congreso de la Unión (Congress) for approval. The Federal Annual Revenue Law for 2011 and the Federal Expenditure Budget for 2011 were approved on October 20, 2010 and November 15, 2010, respectively (together, the “2011 Budget”).

The 2011 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 70.2 billion, or 0.5% of GDP. Including physical investment by PEMEX, the 2011 Budget provides for a public sector budget deficit of 2.5% of GDP.

Furthermore, the 2011 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,055 billion, a 5.0% increase as compared to public sector budgetary revenues estimated for 2010. In addition, the Government estimates that expenditures will total Ps. 3,125.5 billion during 2011, excluding estimated physical investment expenditures by PEMEX totaling Ps. 286.3 billion.

The 2011 Budget also allows the Government to increase expenditures for social development by 2.6%, national security by 8.2% and tourism by 17.2%, each as compared to 2010. Finally, the 2011 Budget establishes a comprehensive strategy to address the natural disasters that occurred in 2010 and those that may occur in the future and will use budgetary resources, financing and insurance to make approximately Ps. 50.0 billion of funds available for reconstruction purposes.

The preliminary results for 2008, 2009 and the first nine months of 2010, as well as the budget assumptions and targets for the 2010 and 2011 budgets, are presented below.

2008, 2009 and the First Nine Months of 2010 Results;

2010 and 2011 Budget Assumptions and Targets

	2008 Results(1)	2009 Results(1)	2010 Budget(5)		2011 Budget(7)	First Nine Months of 2010 Results(2)
Real GDP growth (%)	1.5%	(6.1%)	3.9	%(6)	3.9%	5.8%
Increase in the national consumer price index (%)	6.5%	3.6%	3.3%		3.0%	2.4%
Average export price of Mexican oil mix (U.S. $/barrel)	$84.38	$57.44	$59.00	(3)	$65.40	$70.20
Current account deficit as % of GDP	1.5%	0.7%	n.a.		n.a.	0.3%
Average exchange rate (Ps./U.S. $1.00)	11.2	13.5	13.8		12.9	12.7
Average rate on 28-day Cetes (%)	7.9%	5.5%	4.5%		5.0%	4.5%
Public sector balance as % of GDP(4)	(0.1%)	(2.3%)	(0.7%)		(0.5%)	(1.4%)
Primary balance as % of GDP(4)	1.8%	(0.1%)	(0.5%)		n.a.	(0.1%)

Note:	n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Mexican Government entered into agreements to hedge oil prices in order to isolate the 2010 budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2010. The annual average price guaranteed by these hedges was U.S. $57.00 in the fiscal year 2010. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2010 budget is observed. The aggregate cost of hedging the oil revenues for 2010 at a level of U.S. $57.00 per barrel was U.S. $1.2 billion.
(4)	Excluding physical investments by PEMEX.
(5)	2010 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2010 published in November 2009 and in the Programa Económico 2010 (Economic Program 2010) published in November 2009, and do not reflect actual results for the year or the adverse global and domestic financial and economic environment in 2010.
(6)	On June 18, 2010, the Ministry of Finance and Public Credit announced that it had revised its real GDP growth estimate for 2010 in response to new economic data, from 4.1% to approximately 5.0%.
(7)	2011 budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2011 published in November 2010 and in the Programa Económico 2011 (Economic Program 2011) published in November 2010.

Source:	Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at September 30, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at September 30, 2010, the net internal debt of the Government totaled Ps. 2,648.1 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At September 30, 2010, the gross internal debt of the Government totaled Ps. 2,977.8 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at September 30, 2010, Ps. 380.1 billion represented short-term debt and Ps. 2,597.7 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 98.4 billion for the first nine months of 2010, a decrease of 1.2% as compared to the same period of 2009.

During the first nine months of 2010, the average maturity of the Government’s internal debt increased by 0.31 years, from 6.34 years at December 31, 2009 to 6.65 years at September 30, 2010.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,										September 30,
	2005		2006		2007		2008		2009(2)		2010(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,173.3	94.5%	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,648.9	89.0%
Cetes	288.2	23.2	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	489.5	16.4
Floating Rate Bonds	287.6	23.2	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	186.3	6.3
Inflation-Linked Bonds	95.3	7.7	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	530.5	17.8
Fixed Rate Bonds	502.2	40.4	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,442.6	48.4
Other	68.8	5.5	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	329.0	11.0

Total Gross Debt	Ps. 1,242.2	100.0%	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2,977.8	100.0%

Net Debt
Financial Assets(3)	(58.8)		(125.7)		(107.9)		(68.6)		(231.4)		(329.7)

Total Net Debt	Ps. 1,183.3		Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,648.1

Gross Internal Debt/GDP		12.8%		15.6%		16.1%		19.8%		21.5%		22.8%
Net Internal Debt/GDP		12.2%		14.4%		15.2%		19.2%		19.6%		20.3%

Note:	Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.2 billion at September 30, 2010. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source:	Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, during the first nine months of 2010, outstanding public sector gross external debt increased by approximately U.S. $4.4 billion, from U.S. $96.4 billion at December 31, 2009 to U.S. $100.8 billion at September 30, 2010. Of this amount, U.S. $99.0 billion represented long-term debt and U.S. $1.7 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2010 represented approximately 30.8% of nominal GDP, 0.2 percentage points higher than at December 31, 2009.

According to preliminary figures, at September 30, 2010, commercial banks held approximately 16.8% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 20.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 62.3%; and other creditors held the remaining 0.4%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
December 31,
2004	U.S.$ 48,561	U.S.$	10,636	U.S.	$ 17,952	U.S.	$ 77,149	U.S.	$ 2,077	U.S.	$ 79,226
2005	48,689		6,736		15,464		70,889		786		71,675
2006	39,330		7,046		7,545		53,921		845		54,766
2007	40,114		7,745		6,576		54,435		920		55,355
2008	39,997		9,782		5,885		55,664		1,275		56,939
2009(4)	47,350		41,048		6,202		94,600		1,754		96,354
September 30, 2010(4)	50,159		43,026		5,860		99,045		1,713		100,758

By Currency(3)

	December 31,										September 30,
	2005		2006		2007		2008		2009(4)		2010(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	65,480	91.4%	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	83,051	84.2%
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	4,894	4.9
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,932	1.9
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	716	0.7	922	0.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,959	9.9

Total	71,675	100.0%	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	100,758	100.0%

Note:	Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at September 30, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source:	Ministry of Finance and Public Credit.

Annex A

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES

AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	At September 30, 2010	At December 31, 2009
	(unaudited)
Current assets:
Cash and cash equivalents (Note 5)	Ps. 121,621,692	Ps. 128,179,628
Accounts, notes receivable and other, net (Note 6)	183,878,711	184,613,982
Inventories, net (Note 7)	35,722,879	36,903,080

Total current assets	341,223,282	349,696,690
Investments in shares of non-consolidated subsidiaries, affiliates and others	10,278,641	9,762,401
Wells, pipelines, property, plant and equipment, net (Note 8)	1,023,403,890	967,591,500
Other assets, net	12,944,427	4,986,588

Total assets	Ps. 1,387,850,240	Ps. 1,332,037,179

Current liabilities:
Current portion of long-term debt (Note 9)	Ps. 112,309,000	Ps. 102,600,324
Suppliers	57,127,135	63,277,711
Accounts payable, financial instruments and other	28,759,722	28,629,056
Taxes and duties payable	39,682,424	48,453,301

Total current liabilities	237,878,281	242,960,392

Long-term liabilities:
Long-term debt (Note 9)	540,519,286	529,258,434
Reserve for employee benefits	639,724,326	576,200,934
Reserve for sundry creditors and other	51,547,810	43,524,319
Deferred taxes	6,728,041	6,933,120

Total long-term liabilities	1,238,519,463	1,155,916,807

Total liabilities	1,476,397,744	1,398,877,199

Equity:
Certificates of Contribution “A”	96,957,993	96,957,993
Mexican Government increase in equity of Subsidiary Entities	180,382,422	180,382,301
Equity	3,546,159	3,546,159
Legal reserve	987,535	987,535
Donation surplus	2,398,321	1,004,346
Comprehensive income	5,102,250	6,783,643
Accumulated losses:
From prior years	(356,501,997)	(261,839,979)
Net loss for the nine-month period ended September 30, 2010 and year ended December 31, 2009	(21,420,187)	(94,662,018)

Total equity (deficit)	(88,547,504)	(66,840,020)

Total liabilities and equity	Ps. 1,387,850,240	Ps. 1,332,037,179

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009
	(unaudited)	(unaudited)
Total revenue from sales and services
Domestic sales	Ps. 507,705,559	Ps. 433,960,060
Export sales	427,116,067	341,356,581
Services income	4,195,259	4,038,440

Total revenue from sales and services	939,016,885	779,355,081

Cost of sales	450,627,664	352,057,029

Gross income	488,389,221	427,298,052

General expenses:
Transportation and distribution expenses	23,654,502	23,777,083
Administrative expenses	51,224,464	45,584,127

Total general expenses	74,878,966	69,361,210

Operating income	413,510,255	357,936,842

Other revenues, net	58,819,057	24,875,177

Comprehensive financing result, net	(9,624,028)	(21,921,988)

Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	369,152	(1,054,599)

Income before taxes and duties	463,074,436	359,835,432

Taxes and duties	484,494,623	389,364,940

Net loss for the period	Ps. (21,420,187)	Ps. (29,529,508)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos (Note 2))

	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009
	(unaudited)	(unaudited)
Operating activities:
Net income before taxes and duties	Ps. 463,074,436	Ps. 363,754,764
Items with no effect on cash:
Net periodic cost of employee benefits	88,238,459	72,277,666
Negative IEPS	(23,742,343)	—
Activities related to investing activities:
Depreciation and amortization	70,422,253	62,864,530
(Profit) loss sharing in non-consolidated subsidiaries, affiliates and others	(369,152)	1,054,599
Impairment of properties, plant and equipment	2,329,663	—
Unsuccessful Wells	5,666,183	—
Activities related to financing activities:
(Profit) loss from foreign exchange fluctuations	(25,282,868)	873,755
Deferred taxes	(205,079)	(125,494)
Interest (gain) loss	(1,352,327)	5,982,527

	578,779,227	506,682,347

Funds provided by (used in) operating activities:
Financial instruments/derivatives	2,094,425	2,459,509
Accounts, notes receivable and other, net	(5,784,756)	6,102,226
Inventories	1,180,201	(28,364,856)
Other assets	(7,957,839)	3,917,636
Suppliers	(6,150,576)	10,519,457
Withholding tax	(320,113)	—
Other accounts payable	3,662,500	(882,453)
Taxes payable	(468,421,091)	(373,482,045)
Reserve for sundry creditors and other	8,023,491	4,148,800
Contributions and payments for employee benefits	(24,715,067)	(21,803,551)

Net cash flows from operating activities	80,390,400	109,297,070

Investing activities:
Acquisitions of fixed assets	(134,617,128)	(145,128,883)
Disposal of fixed assets	1,780,614	10,768,330

Net cash flows from investing activities	(132,836,514)	(134,360,553)
Cash flow to be obtained from financing activities	(52,446,114)	(25,063,483)

Financing activities:
Proceeds from new long-term financing	180,529,749	135,509,832

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(In thousands of Mexican pesos (Note 2))

	For the nine months ended September 30, 2010	For the nine months ended September 30, 2009
	(unaudited)	(unaudited)
Debt payments, principal only	(134,641,693)	(45,791,681)
Increase in equity of Subsidiary Entities	122	(35,390)

Net cash flows from financing activities	45,888,178	89,682,761

Net (decrease) increase in cash and cash equivalents	(6,557,936)	64,619,278
Cash and cash equivalents at the beginning of the period	128,179,628	114,224,395

Cash and cash equivalents at the end of the nine-month periods ended September 30, 2010 and 2009	Ps. 121,621,692	Ps. 178,843,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

1	APPROVAL:

On October 25, 2010, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Accounting, Fiscal and Financial Controls, and Francisco J. Torres Suárez, Associate Managing Director of Accounting.

2	BASIS OF PRESENTATION:

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (each as defined below, together with Petróleos Mexicanos, “PEMEX”) as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 are unaudited, while the balance sheet as of December 31, 2009 is derived from PEMEX’s audited consolidated financial statements for the fiscal year ended December 31, 2009. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

References in these condensed consolidated financial statements and the related notes to “pesos” or “Ps.” refer to Mexican pesos and references to “dollars” or “U.S. $” refer to dollars of the United States of America. For accounting purposes the functional currency of PEMEX is the Mexican peso. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product prices.

For purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Normas de Información Financiera (Mexican Financial Reporting Standards or “FRS”) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with PEMEX’s audited consolidated financial statements and the notes thereto, as of and for the year ended December 31, 2009.

3	SIGNIFICANT ACCOUNTING POLICIES:

The accompanying condensed consolidated financial statements have been prepared in accordance with FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (the Mexican Financial Reporting Standards Board or “CINIF”).

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these condensed consolidated financial statements:

(a)	Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 “Effects of Inflation” (“FRS B-10”).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

These condensed consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index (“NCPI”) issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as “inflationary.”

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered “inflationary” and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

(b)	Consolidation

These condensed consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The subsidiary entities as are follows: Pemex-Exploración y Producción (“Pemex-Exploration and Production”); Pemex-Refinación (“Pemex-Refining”); Pemex-Gas y Petroquímica Básica (“Pemex-Gas and Basic Petrochemicals”); and Pemex-Petroquímica (“Pemex-Petrochemicals”).

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”); P.M.I. Trading, Ltd. (“PMI Trading”); P.M.I. Holdings North America, Inc. (“PMI HNA”); P.M.I. Holdings Petróleos España, S.L. (“PMI HPE”); P.M.I. Holdings, B.V. (“PMI HBV”); P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”); Kot Insurance Company, AG (“KOT”); Integrated Trade Systems, Inc. (“ITS”); P.M.I. Marine, Ltd. (“PMI Mar”); P.M.I. Services, B.V. (“PMI-SHO”); Pemex Internacional España, S.A. (“PMI-SES”); Pemex Services Europe, Ltd. (“PMI-SUK”); P.M.I. Services North America, Inc. (“PMI-SUS”); Mex Gas International, Ltd. (“MGAS”); the Pemex Project Funding Master Trust (the “Master Trust”); Fideicomiso Irrebocable de Administración No. F/163 (“Fideicomiso F/163) (i); RepCon Lux, S.A. (”RepCon Lux”) (ii); and Pemex Finance, Ltd.

i.	The principal function of the Master Trust and Fideicomiso F/163 (the “Trusts”) consisted of issuing bonds and entering into other financings for the purpose of funding Proyectos de Infraestructura Productiva de Largo Plazo (long-term productive infrastructure projects or “PIDIREGAS”). Amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. The continued existence of the Trusts will depend on decisions taken by PEMEX’s management. The changes described above have had no impact on the condensed consolidated financial information included herein since the Trusts have been consolidated in the financial statements of PEMEX.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

ii.	Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux’s board of directors if such resolutions were against PEMEX’s interest, or related to the issuance of bonds exchangeable for shares of Repsol YPF, S.A. The contract provided for termination if RepCon Lux was to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Accordingly, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c)	Translation of foreign currency financial statements

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year-end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these unaudited condensed consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

(e)	Inventories and cost of sales

Inventories are valued as follows:

I.	Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market cost.

II.	Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III.	Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the acquisition cost of refined and other products, then deducting the value of inventories at the end of the year. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(f)	Investment in shares of non-consolidated subsidiaries and associated companies and affiliates

Investments in shares of non-consolidated subsidiary companies are valued using the equity method, based on the audited financial statements of the issuing companies as of December 31, 2009. Other non-consolidated affiliates and subsidiary companies were recorded at acquisition cost, and due to their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued under the equity method. Until December 31, 2007, these companies were adjusted for inflation using factors derived from the NCPI.

(g)	Wells, pipelines, properties, plant and equipment

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method.

During the construction period, the comprehensive financing result directly related to these assets is capitalized as part of the construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

The carrying value of these assets is subject to an annual impairment assessment.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(h)	Impairment of the value of long-lived assets

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset’s carrying value exceeds its fair value.

(i)	Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX’s management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(j)	Reserve for abandonment cost of wells

The Reglamento de Trabajos Petroleros (Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well’s production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contain oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Secretaría de Energía (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded based on the Units of Production method. In the case of non-producing wells subject to abandonment and dismantlement, the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(k)	Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past event—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In such cases, such amounts are recorded at their present value.

(l)	Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are mainly based on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the Ley del Impuesto Sobre la Renta (Income Tax Law) or the Ley del Impuesto Empresarial a Tasa Única (Flat Rate Business Tax, or “IETU”).

(m)	Revenue recognition

For all export products, risk of loss and ownership (title) are transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(n)	Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect, plus the effect of valuation of financial instruments designated as hedges.

(o)	Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and the valuation effects of financial instruments.

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

(p)	Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the condensed consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

(q)	Reclassifications

PEMEX’s condensed consolidated financial statements as of September 30, 2009 have been reclassified in certain accounts with the purpose of making them comparable with the condensed consolidated financial statements as of September 30, 2010.

4	FOREIGN CURRENCY EXPOSURE:

As of September 30, 2010 and December 31, 2009, the condensed consolidated financial statements of PEMEX included monetary assets and liabilities in foreign currencies as follows:

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Period-end exchange rate	Amounts in pesos
As of September 30, 2010:
U.S. dollars	12,749,381	(35,984,266)	(23,234,885)	12.5011	Ps. (290,461,621)

Japanese yen	—	(192,200,816)	(192,200,816)	0.1492	(28,676,362)
Pounds sterling	3,478	(784,971)	(781,493)	19.7555	(15,438,785)
Euros	16,712	(3,658,778)	(3,642,066)	16.9777	(61,833,904)
Swiss francs	519,833	(1,035,577)	(515,744)	12.8111	(6,607,248)
Canadian dollars	79	(19)	60	12.1135	727

Net total liability position, before foreign currency hedging					Ps. (403,017,193)

	Amounts in foreign currency (thousands)
	Assets	Liabilities	Net liability position	Period-end exchange rate	Amounts in pesos
As of December 31, 2009:
U.S. dollars	9,906,510	(28,261,566)	(18,355,056)	13.0587	Ps. (239,693,170)

Japanese yen	10,424	(217,419,399)	(217,408,975)	0.1404	(30,524,220)
Pounds sterling	7,294	(773,764)	(766,470)	21.0859	(16,161,710)
Euros	29,152	(4,464,617)	(4,435,465)	18.7353	(83,099,767)
Swiss francs	356,632	(707,705)	(351,073)	12.6378	(4,436,790)
Canadian dollars	—	(14,418)	(14,418)	12.4665	(179,742)

Net total liability position, before foreign currency hedging					Ps. (374,095,399)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

5	CASH AND CASH EQUIVALENTS:

As of September 30, 2010 and December 31, 2009, cash and cash equivalents were as follows:

	As of September 30, 2010	As of December 31, 2009
Cash in banks	Ps. 98,303,690	Ps. 97,387,736
Other highly liquid instruments	23,318,002	30,791,892

Total	Ps. 121,621,692	Ps. 128,179,628

6	ACCOUNTS, NOTES RECEIVABLE AND OTHER, NET:

As of September 30, 2010 and December 31, 2009, the accounts, notes receivable and other, net were as follows:

	As of September 30, 2010	As of December 31, 2009
Trade-Domestic	Ps. 76,159,485	Ps. 38,142,868
Trade-Foreign	33,981,048	39,082,063
Employees and officers	4,473,988	4,476,052
Negative IEPS pending to be credited		10,711,206
Specific funds	12,094,420	31,580,688
Excess duty paid	1,056,522	—
Advance payments of taxes	4,946,000	9,478,236
Financial instruments	20,539,800	26,277,917
Other accounts receivable	31,893,718	26,219,801

	185,144,981	185,968,831

Less:
Allowance for doubtful accounts	1,266,270	1,354,849

Total	Ps. 183,878,711	Ps. 184,613,982

7	INVENTORIES, NET:

As of September 30, 2010 and December 31, 2009, inventories, net were as follows:

	As of September 30, 2010	As of December 31, 2009
Crude oil, refined products, derivatives and petrochemical products	Ps. 31,393,116	Ps. 31,878,174
Materials and supplies in stock	5,139,104	6,382,505
Materials and products in transit	130,667	107,735

	36,662,887	38,368,414

Less:
Allowance for slow-moving and obsolete inventory	940,008	1,465,334

Total	Ps. 35,722,879	Ps. 36,903,080

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

8	WELLS, PIPELINES, PROPERTY, PLANT AND EQUIPMENT, NET:

As of September 30, 2010 and December 31, 2009, the balances of wells, pipelines, properties, plant and equipment, net of accumulated depreciation and amortization, were as follows:

	As of September 30, 2010	As of December 31, 2009
Plants	Ps. 437,209,982	Ps. 423,699,655
Drilling equipment	25,796,242	25,713,299
Pipelines	312,438,070	308,025,098
Wells	751,472,706	678,534,523
Buildings	56,090,659	55,713,561
Offshore platforms	198,552,979	189,729,704
Furniture and equipment	40,024,378	39,587,111
Transportation equipment	18,146,126	18,437,580

	1,839,731,142	1,739,440,531

Less:
Accumulated depreciation and amortization	975,300,486	924,133,494

Net value	864,430,656	815,307,037
Land	41,044,168	39,696,349
Construction in progress	116,771,819	111,552,872
Fixed assets to be disposed of	1,157,247	1,035,242

Total	Ps. 1,023,403,890	Ps. 967,591,500

The combined depreciation of fixed assets and amortization of wells recognized in cost and operating expenses for the nine month periods ended September 30, 2010 and 2009 was Ps. 70,422,200 and Ps. 62,864,500, respectively.

9	DEBT:

In the period from January 1 to September 30, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

•	During the period from January 1 to September 30, 2010, Petróleos Mexicanos obtained U.S. $948,205 in nominal terms in loans made or guaranteed by export credit agencies (“ECAs”).

•	On January 6, 2010, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan matures in September 2011.

•	On January 14, 2010, Petróleos Mexicanos increased the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U. S. $12,000,000.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•	On February 5, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.000% Notes due 2020; the notes were issued under Petróleos Mexicanos’ U.S. $ 12,000,000 Medium-Term Notes Program, Series C.

•

On February 8, 2010, Petróleos Mexicanos issued, in the Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a variable rate for Ps. 7,959,780, which matures in 2015; the second at a fixed rate for Ps. 5,000,000, which matures in 2020; and the third at a fixed rate for 465,235,800 Unidades de Inversión (“UDIs”) (equivalent to Ps. 2,040,220), which matures in 2020. These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 Notes Program.

•

On February 26, 2010, Petróleos Mexicanos issued Swiss franc 150,000,000 of its 3.50% Notes due 2014; the issuance was a reopening, and the notes were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•

On May 17, 2010, Petróleos Mexicanos issued, in Mexican market, Ps. 15,000,000 of publicly traded notes in three tranches: one at a floating rate for Ps. 8,500,000 which matures in 2014; the second at a fixed rate for Ps. 5,000,000, which matures in nine years, nine months (a reopening of a fixed rate tranche issued in February 2010) and the third at a fixed for 337,670,900 UDIs (equivalent to Ps. 1,500,000) which matures in nine years, nine months (a reopening of a second fixed rate tranche issued in February 2010). These notes were issued under Petróleos Mexicanos’ Ps. 140,000,000 notes Program.

•	On June 24, 2010, Petróleos Mexicanos borrowed U. S. $990,000 under the syndicated revolving credit facility established on September 7, 2007.

•	On July 21, 2010, Petróleos Mexicanos issued U.S. $2,000,000 of its 5.50% Bonds due 2021; the notes were issued under Petróleos Mexicanos’ Medium-Term Notes Program, Series C.

•

On August 30, 2010, Petróleos Mexicanos issued U.S. $1,000,000 of its 6.625% Bonds due 2035. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•	On September 28, 2010, Petróleos Mexicanos issued U.S. $750,000 of its 6.625% Perpetual Bonds; the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

10	COMPREHENSIVE INCOME (LOSS):

The Comprehensive income (loss) as of and for the nine month periods ended September 30, 2010 and 2009 is set forth below:

	September 30, 2010	September 30, 2009
Net loss for the period ended	Ps. (21,420,187)	Ps. (29,529,508)
Derivative financial instruments	(111,816)	3,004,650
Accumulated conversion effect	(1,569,577)	(420,303)

Comprehensive loss for the period ended	Ps. (23,101,580)	Ps. (26,945,161)

11	COMMITMENTS:

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of September 30, 2010 and December 31, 2009, the remaining amounts of payments for the nitrogen to be supplied during the term of these contracts were approximately Ps. 14,626,447 and Ps. 17,309,316, respectively. In the event of the rescission of these contracts and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor’s nitrogen production plant under the terms of the contracts.

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. In the event of early termination of the contract, under the terms specified therein, PEMEX would be bound to pay only for services received and certain non-recoverable expenditures of the counterparty.

As of September 30, 2010, PEMEX entered into Financed Public Work Contracts (“FPWCs”) with contract terms of various lengths, up until 2024.

At September 30, 2010 and 2009, PEMEX had contracts with several contractors for the development of various infrastructure works at an estimated total amount of Ps. 334,334,052 and Ps. 461,584,598, respectively.

12	CONTINGENCIES:

In the ordinary course of its business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Other than as described in this note, there are no pending lawsuits to which PEMEX is a party in which it anticipates a significant contrary decision, and for which it has accrued related reserves.

(a)             PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection).

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2010 and December 31, 2009, the reserve for environmental remediation expenses totaled Ps. 6,927,585 and Ps. 6,032,931, respectively.

(b)            PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and , arbitration proceedings the final resolutions of which are pending as of the date of the issuance of these financial statements. As of September 30, 2010, the amount claimed in connection with these lawsuits totaled approximately Ps. 59,649,360 and PEMEX had accrued a reserve of Ps. 13,902,415 related to these contingent liabilities. The current status of the principal lawsuits and arbitration proceedings in which PEMEX is involved is as follows:

I.              In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (of which Pemex-Refining was notified on December 22, 2008), without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009, the parties submitted briefs and evidence in support of the respective amounts of their claimed liability. CONPROCA is seeking a total amount of approximately U.S. $424.9 million and Petróleos Mexicanos and Pemex-Refining are seeking approximately U.S. $116 million. A hearing to determine the amounts due to each party was held in August 2010.

II.              In February 2010, the Servicio de Administración Tributaria (Administrative Taxation Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Ordinary Hydrocarbon Duty. On September 20, 2010, the Administrative Taxation Service notified Pemex-Exploration and Production that it owed an additional approximately Ps. 4,575,205 (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. Pemex-Exploration and Production is reviewing the Administrative Taxation Service’s findings in order to file a response.

III.             In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

by COMMISA seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On January 13, 2010, the ICA notified Pemex-Exploration and Production that it had rendered a decision, dated December 16, 2009, requiring Pemex-Exploration and Production to pay COMMISA sums of approximately U.S. $293,645 and Ps. 34,459, plus interest, but also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,737, plus interest. On January 11, 2010, Pemex-Exploration and Production had been notified that COMMISA had filed a motion before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On July 1, 2010, a hearing was held in New York, at which each party filed additional briefs. In addition, Pemex-Exploration and Production has filed a motion before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, requesting that the award be declared null and void, which was subsequently denied. On July 14, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Juzgado Décimo de Distrito en Materia Civil (Tenth Civil District Court) in the Federal District (No. 604/2010). A constitutional hearing was held on September 3, 2010. As of the date of this report, the resolution of this appeal is still pending.

IV.             On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim (No. 12/2007) filed by Leoba Rueda Nava, seeking approximately Ps. 2,896,927 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. On May 19, 2010, a final judgment was issued in favor of the plaintiff. Petróleos Mexicanos and Pemex-Refining were ordered to pay Ps. 995,877, plus interest, as well as expenses related to the claim. On May 26, 2010, the defendants filed an appeal against this judgment before the Tribunal Unitario del Décimo Circuito (Unit Court of the Tenth Circuit) in Villahermosa, Tabasco. As of the date of this report, a final resolution is still pending.

V.             In February 2010, the Administrative Taxation Service notified Pemex-Refining of the results of its review of Pemex-Refining’s financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the Administrative Taxation Service notified Pemex-Refining that it owed an additional approximately Ps. 1,553,371 (including penalties and interest) in taxes as of August 2010 for the fiscal year ended December 31, 2006. Pemex-Refining is reviewing the Administrative Taxation Service’s findings in order to file a response.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. (“TGT”) commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. (“GNM”) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, to enforce compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On May 27, 2010, the parties executed a settlement agreement in connection with this claim. Additionally, they agreed to execute a new transportation agreement. On May 28, 2010, the parties notified the ICA of the settlement agreement, to facilitate its issuance of a final award on such terms. As of the date of this report, a final award is still pending.

VI.             In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim (No. 202/2003) before the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining, seeking approximately

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

Ps. 393,000 for, among other things, work performed and not paid for under a pipeline construction agreement, as well as expenses related to the claim. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Both parties filed appeals (No. 204/2009 and No. 205/2009) against this resolution before the Segundo Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit). On November 23, 2009, a resolution was granted in favor of Pemex-Refining. The plaintiff filed an amparo (D.C. 03/2010) before the Décimo Tribunal Colegiado en Materia Civil (Tenth Joint Civil Court) against this resolution. Pemex-Refining also filed an amparo (D.C. 04/2010) before the Tenth Joint Civil Court since it was ordered to grant a discharge in favor of the plaintiff. On May 26, 2010, a resolution was issued against Pemex-Refining’s amparo and in favor of the plaintiff. The court ordered that the pleadings filed by the plaintiff be analyzed. On July 13, 2010 the Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito (Second Unit Civil and Administrative Court of the First Circuit) issued a judgment ordering Pemex-Refining to pay Ps. 83,301 plus financial expenses. On August 30, 2010, Pemex-Refining filed an amparo before the Tenth Joint Civil Court. As of the date of this report, a final resolution is still pending.

VII.            On August 16, 2006, two separate amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District, alleging that the Regulatory Law was unconstitutional and that Pemex-Exploration and Production had violated each entity’s constitutional rights by carrying out development, infrastructure and maintenance projects in non-associated gas fields under a public works contract. As of the date of this report, the trial is suspended due to a complaint filed by Pemex-Exploration and Production because the judge did not consider a prior resolution (No. 5605/03-17-04-6) issued by the Cuarta Sala Regional Metropolitana del Tribunal Federal de Justicia del Fiscal y Administrativa (Fourth Regional Metropolitan Court of the Federal Fiscal and Administrative Court) stating this type of gas is considered a hydrocarbon and therefore its exploitation belongs to Mexico through Petróleos Mexicanos and the subsidiary entities.

VIII.            On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the Juzgado Séptimo de Distrito (Seventh District Court) in Reynosa, Tamaulipas, in connection with a claim filed by Irma Ayala Tijerina de Barroso and others, seeking approximately Ps. 1,490,873 for, among other things, civil liability and damages resulting from the pollution of land used for water treatment in the Reynosa Gas Processing Complex. On May 7, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals responded to this claim, objecting that the court lacked jurisdiction to hear it. This objection was admitted and the principal claim has therefore been suspended. On June 21, 2010, the evidence filed by the defendants was admitted. As of the date of this report, a hearing to analyze this evidence is still pending.

IX.             In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

•

On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional challenge to the Ley Federal de Procedimiento Administrativo (Federal Law of Administrative Procedure) and a resolution (Acuerdo No. PMREF-00-002) modifying the franchise agreement among Pemex-Refining and the service stations franchised by Pemex-Refining. This proceeding (currently 1085/2009 before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) has been joined with a pending claim filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, in which Bardahl asserts that it is the owner of the “Mexlub” trademark. As described further below, Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations franchised by Pemex-Refining, thereby eliminating Mexicana de Lubricantes’ exclusive right to sell its lubricants in these service stations.

•

On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco, to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information, as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining, and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting. As of the date of this report, compliance with this final resolution is still pending.

•

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Federal Attorney General’s Office) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. On July 17, 2009, Pemex-Refining filed an accounting report stating that it had suffered up to Ps. 25,828 in damages as a result of this alleged fraud. As of the date of this report, the experts provided by the Federal Attorney General’s Office are reviewing the Pemex-Refining expert’s extended opinion.

•

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eighth Civil District Court) in the Federal District, seeking to enforce its contractual right to exercise an option to purchase those shares of Mexicana de Lubricantes owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora on the basis of Mexicana de Lubricantes’ financial statements not yet having been approved—which would be necessary in determining whether it had realized any profit. Pemex-Refining filed an appeal against this resolution, which was denied on April 29, 2010. Pemex-Refining was ordered to pay court expenses and filed an amparo (No. 345/2 010) against this resolution before the Sexto Tribunal Colegiado en Materia Civil del Primer Circuito (Sixth Joint Civil Court of the First Circuit) which was denied on July 7, 2010, thereby concluding this matter.

•

On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining. Mexicana de Lubricantes and Pemex-Refining each filed an appeal against this resolution before the First Unit Civil and Administrative Court of the First Circuit, who affirmed the judgment in favor of Pemex-Refining. Mexicana de Lubricantes filed an amparo against this judgment. As of the date of this report, a final resolution is still pending.

•

On November 3, 1997, the Comisión Federal de Competencia (Federal Competition Commission) initiated an investigation into Pemex-Refining’s business practices in connection with an exclusivity clause included in its license and trademark contracts executed with service stations franchised by Pemex-Refining, which provided that those service stations could only sell lubricants and greases bearing PEMEX or Mexicana de Lubricantes trademarks. On July 10, 2003, the Federal Competition Commission issued a resolution prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to that exclusivity clause, requiring amendment of the related contracts within a period of six months to remove the clause and imposing a fine of 1,500 daily minimum wage units per day until such contracts were brought into compliance. However, this six-month deadline was suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission notified Pemex-Refining that it would require compliance with the resolution described above within a period of no more than 15 business days, except for the requirement to amend the relevant contracts. On February 12, 2008, Pemex-Refining filed a response stating that it would be unable to comply with the resolution due to a definitive suspension granted to Bardhal in a related amparo (No. 373/2006, which is currently joined with amparo No. 1519/2005). On April 10, 2008, the Federal Competition Commission rejected this response and Pemex-Refining filed a subsequent motion to suspend the Federal Competition Commission’s resolution. That motion was granted on May 6, 2008. An amparo had been granted on April 30, 2008 in favor of Pemex-Refining, declaring unconstitutional the resolution originally issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On September 28, 2009, the Federal Competition Commission reviewed the evidence filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new amparo (No. 1691/2009) before the Juzgado Décimo Tercero de Distrito en Materia Administrativa (Thirteenth Administrative District Court) in the Federal District, and a provisional suspension was granted. A constitutional hearing will be held on October 25, 2010.

•

On May 2, 2007, Bardahl filed a commercial claim (No. 95/2007) against Mexicana de Lubricantes and Pemex-Refining before the Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco, seeking that a trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments be declared invalid because of an exclusivity clause that prevents the sale of Bardahl’s products in the service stations franchised by Pemex-Refining, as well as related

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

damages. The plaintiff’s expert claims that Bardahl’s damages total up to Ps. 18,008,000, while the defendants’ expert claims that there are no damages. An independent expert issued an opinion stating that Bardahl’s damages total up to Ps. 6,210,692. Pemex-Refining has filed a motion objecting to this independent expert’s opinion. As of the date of this report, a final resolution of this motion is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

13	BUSINESS SEGMENT INFORMATION:

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas, as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

	Pemex- Exploration and Production	Pemex- Refining	Pemex-Gas and Basic Petrochemicals	Pemex- Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
As of September 30, 2010
Sales:
Trade	Ps. —	Ps. 394,386,090	Ps. 94,803,077	Ps. 18,516,391	Ps. 427,116,068	Ps. —	Ps. 934,821,626
Intersegment	727,628,129	52,088,116	56,886,306	12,722,854	249,630,209	(1,098,955,614)	—
Services income	—	2,697,887	—	—	2,215,115	(717,743)	4,195,259
Total net sales	727,628,129	449,172,093	151,689,383	31,239,245	678,961,392	(1,099,673,357)	939,016,885
Gross income	556,844,853	(78,623,746)	9,544,204	(3,772,706)	37,829,344	(33,432,728)	488,389,221
Operating income (loss)	532,117,189	(114,450,630)	1,220,536	(11,557,566)	6,475,618	(294,892)	413,510,255
Comprehensive financing result	(20,310,293)	(8,139,118)	2,006,776	(408,650)	17,230,543	(3,286)	(9,624,028)
Taxes and duties	477,080,584	2,802,212	1,076,700	216,742	3,318,385	—	484,494,623
Net income (loss)	33,158,481	(66,992,403)	3,242,357	(12,397,876)	(17,639,380)	39,208,634	(21,420,187)
Current assets	746,904,032	341,238,365	98,704,277	71,094,191	916,917,391	(1,833,634,974)	341,223,282
Investment in shares	706,850	157,094	1,819,988	—	350,942,421	(343,347,712)	10,278,641
Fixed assets	763,046,433	192,478,188	41,372,774	17,318,818	9,187,677	—	1,023,403,890
Total assets	1,513,467,000	534,552,592	142,279,537	89,568,990	1,811,071,782	(2,703,089,661)	1,387,850,240
Current liabilities	452,507,420	326,143,447	29,428,227	16,452,186	1,235,471,555	(1,822,124,554)	237,878,281
Reserve for employee benefits	220,401,968	217,667,292	54,175,843	60,159,946	87,319,277	—	639,724,326
Total liabilities	1,221,668,370	581,185,980	92,255,677	77,351,904	1,863,673,889	(2,359,738,076)	1,476,397,744
Equity	291,798,630	(46,633,388)	50,023,860	12,217,086	(52,602,107)	(343,351,585)	(88,547,504)
Depreciation and amortization	59,796,033	6,642,309	2,650,158	855,273	478,480	—	70,422,253
Labor cost reserve	29,711,863	30,024,500	6,101,508	8,260,597	14,139,991	—	88,238,459
Acquisition of fixed assets	119,654,500	12,777,000	1,684,500	1,176,900	259,100	—	135,552,000

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

	Pemex- Exploration and Production		Pemex- Refining		Pemex-Gas and Basic Petrochemicals		Pemex- Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
As of September 30, 2009
Sales:
Trade		Ps. —	Ps.	339,318,965	Ps.	81,374,443	Ps.	13,266,652	Ps.	341,356,580	Ps.	—	Ps.	775,316,640
Intersegment		580,757,598		43,590,890		44,249,264		28,135,898		183,303,575		(880,037,225)		—
Services income		—		2,532,609		—		—		2,342,277		(836,445)		4,038,441
Total net sales		580,757,598		385,442.464		125,623,707		41,402,550		527,002,432		(880,873,670)		779,355,081
Gross income		425,057,554		(10,648,807)		7,952,879		(5,718,445)		41,480,814		(30,825,943)		427,298,052
Operating income (loss)		401,748,711		(42,396,148)		(1,077,515)		(14,138,647)		13,373,981		426,460		357,936,842
Comprehensive financing result		(33,922,856)		(9,294,841)		1,614,719		54,146		19,626,844		—		(21,921,988)
Taxes and duties		380,109,701		2,473,440		334,098		210,039		6,237,662		—		389,364,940
Net income (loss)		(10,762,265)		(32,901,995)		1,386,962		(14,007,174)		(23,458,880)		50,213,844		(29,529,508)

	Pemex- Exploration and Production		Pemex- Refining		Pemex-Gas and Basic Petrochemicals		Pemex- Petrochemicals		Corporate and Subsidiary Companies		Intersegment Eliminations		Total
As of December 31, 2009
Current assets	Ps.	1,445,447,623	Ps.	237,237,714	Ps.	92,306,840	Ps.	58,513,318	Ps.	1,211,145,661	Ps.	(2,593,315,372)	Ps.	451,335,784
Investment in shares		580,914		157,094		1,572,003		—		43,075,411		(35,130,270)		10,255,152
Fixed assets		671,066,766		178,178,399		41,319,130		16,764,296		9,277,157		—		916,605,748
Total assets		2,119,562,776		417,737,856		135,508,537		75,793,863		2,070,220,592		(3,428,238,168)		1,390,585,456
Current liabilities		1,132,010,190		238,428,414		32,314,335		13,646,717		1,001,451,705		(2,166,265,041)		251,586,320
Reserve for employee benefits		188,958,069		186,191,008		46,635,497		51,124,671		72,648,413		—		545,557,658
Total liabilities		1,857,457,698		469,266,030		86,600,993		65,783,001		2,031,546,956		(3,120,630,230)		1,390,024,448
Equity		262,105,078		(51,528,173)		48,907,544		10,010,862		38,673,633		(307,607,936)		561,008
Depreciation and amortization		52,160,786		6,703,388		2,656,914		853,093		490,349		—		62,864,530
Labor cost reserve		24,660,907		24,338,077		5,441,396		6,733,329		11,103,957		—		72,277,666
Acquisition of fixed assets		126,228,794		16,768,356		186,857		1,505,346		927,847		—		145,617,200

14	NEW ACCOUNTING PRONOUNCEMENTS:

The CINIF has issued FRS C-4 “Inventories” and FRS C-5 “Advanced Payments,” that will take effect for the fiscal year beginning as of January 1, 2011. PEMEX’s management is currently evaluating whether the adoption of these new FRS will have any material effects.

15	SUBSEQUENT EVENTS:

On October 25, 2010, the Mexican peso–U.S. dollar exchange rate was Ps. 12.3877 per U. S. dollar, which represents a 0.91% appreciation in dollar terms as compared to the September 30, 2010 exchange rate which was Ps. 12.5011 per dollar. On October 25, 2010, the weighted average price of the crude oil exported by PEMEX was U.S. $73.53 per barrel, an increase of approximately 0.20% as compared to the average price as of September 30, 2010, which was U.S. $73.37 per barrel.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 AND FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2010 AND 2009

(Figures stated in thousands of Mexican pesos, except as noted (Note 2))

In the period from October 1 to December 22, 2010, the significant financing activities of Petróleos Mexicanos were as follows:

•	During the period from October 1 to December 22, 2010, Petróleos Mexicanos obtained U.S. $1,912,194 in nominal terms in loans made or guaranteed by ECAs.

•	On October 12, 2010, Petróleos Mexicanos redeemed U.S. $1,740,402 principal amount of outstanding 7.75 per cent. Guaranteed Perpetual Bonds originally issued on September 28, 2004 by the Master Trust.

•

On October 20, 2010, Petróleos Mexicanos issued U.S. $250,000 of its 6.625% Perpetual Bonds. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S. $12,000,000 Medium-Term Notes Program, Series C.

•

On November 18, 2010, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to the London Interbank Offered Rate (LIBOR). The facility matures in 2013 and can be extended twice for a period of one year.

•	On November 18, 2010, Petróleos Mexicanos entered into a credit facility in the amount of U.S. $2,000,000; the facility bears interest at a floating rate linked to the LIBOR and matures in 2016.

•	On December 22, 2010, Petróleos Mexicanos intends to increase the aggregate amount of debt securities issuable under its Medium-Term Notes Program, Series C, to U.S. $22,000,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: December 22, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.